Exhibit 99.1

News release

QLT Announces Positive Final Results from Phase 1b Retreatment Trial with Oral Synthetic cis-Retinoid (QLT091001) in Subjects with LCA or RP

Due to Mutations in RPE65 or LRAT

Data to be Presented at the 2014 Annual Meeting of the Retina Society

For Immediate Release	September 12, 2014

VANCOUVER, British Columbia (GLOBE NEWSWIRE) — QLT Inc. (Nasdaq:QLTI) (TSX:QLT) (“QLT” or the “Company”) today announced positive final results from its international, multi-center, Phase 1b clinical trial of repeated treatments of oral QLT091001 in subjects with Leber Congenital Amaurosis (LCA) or Retinitis Pigmentosa (RP) due to inherited genetic mutations in retinal pigment epithelium (RPE65) or lecithin:retinol acyltransferase (LRAT). The results, which confirm the top line efficacy and safety outcomes reported from the study in February 2014, will be presented tomorrow, September 13, 2014, at the 47th Annual Scientific Meeting of The Retina Society in Philadelphia, PA, by Dr. Hendrik Scholl, the Dr. Frieda Derdeyn Bambas Professor of Ophthalmology and Director of the Visual Neurophysiology Service at the Wilmer Eye Institute at the Johns Hopkins Hospital, and an investigator in the trial. The presentation slides will be made available on QLT’s web site following the Retina Society Meeting.

“As a follow up study to QLT’s RET IRD 01 study, for which the LCA data were recently published in The Lancet, it is encouraging to observe clinically meaningful improvements in visual fields with repeated dosing of QLT091001 in both LCA and RP patients with RPE65 or LRAT mutations,” said Dr. Scholl. “Also, there appears to be a small, but positive effect on visual acuity in both patient groups. This is promising given the relatively long duration of this study and the fact that inherited retinal disease is characterized by a progressive loss of visual function.”

This multicenter, open-label Phase 1b retreatment trial was an extension study in which LCA or RP subjects with RPE65 or LRAT mutations who had been treated with a single course of QLT091001 in the Company’s previously completed Phase 1b study, received up to three 7-day courses of QLT091001 to assess visual outcomes and safety following retreatment. Subjects received treatment with QLT091001 at doses of 10, 40 or 60 mg/m2, with the majority of subjects receiving 40 mg/m2. Visual fields were assessed using Goldmann visual field (GVF) and visual acuity was assessed using best-corrected visual acuity (BCVA) at baseline and days 7, 14, 30 and 60 after each treatment course, then bimonthly until the next treatment course.

Results of the final analysis confirmed the response rates previously reported in February 2014, with 19 of 27 subjects (70%) having a visual field response (increase in retinal area of at least 20% from the study baseline at 2 consecutive visits starting within 6 months of any study treatment), and 19 of 27 subjects (70%) having a visual acuity response (increase of at least 5 letters at 2 consecutive visits starting within 6 months of any study treatment) (see primary isopter rates and visual acuity rates in Table below). Over the course of the entire study spanning multiple treatment courses, these responses were durable, with the visual field response lasting an average of 235 days (Min-Max = 7 – 742 days), and the visual acuity response lasting an average of 232 days (Min-Max = 7 – 616 days). Overall, 10 of 13 LCA subjects (77%), and 12 of 14 RP subjects (86%) were classified as responders for either visual field retinal area or visual acuity.

Table: Results for Goldmann Visual Field and Visual Acuity Responders

Number (%) of Subjects
	RP N=14	LCA N=13	All N=27
Goldmann Visual Field
Primary isopter
> 20% Increase
At least one eye	12 (86%)	7 (54%)	19 (70%)
Both eyes	11 (79%)	7 (54%)	18 (67%)
> 40% Increase
At least one eye	9 (64%)	6 (46%)	15 (56%)
Both eyes	5 (36%)	5 (38%)	10 (37%)
Any isopter *
> 20% Increase
At least one eye	12 (86%)	12 (92%)	24 (89%)
Both eyes	11 (79%)	11 (85%)	22 (81%)
> 40% Increase
At least one eye	9 (64%)	9 (69%)	18 (67%)
Both eyes	8 (57%)	7 (54%)	15 (56%)
Visual Acuity
> 5 Letter Increase
At least one eye	9 (64%)	10 (77%)	19 (70%)
Both eyes	1 ( 7%)	3 (23%)	4 (15%)

GVF response: >20% change or >40% change in retinal area from baseline at 2 consecutive visits in at least 1 eye within 6 months of any treatment.

VA response: > 5 letter increase from baseline at 2 consecutive visits in at least 1 eye within 6 months of any treatment.

*	Since an improvement in vision can result from an increase in visual field for other isopters and not just the primary isopter (one with a mid-range retinal area less prone to floor and ceiling effects and chosen for each individual subject), changes in GVFs were also assessed at a number of additional isopters.

Repeated treatment with up to three courses of QLT091001 was generally well tolerated. Adverse events were consistent with the retinoid class of medications and with the previously completed Phase 1b single course of treatment study (RET IRD 01) and were transient and/or reversible. Headache and fatigue were the most common treatment-related adverse events followed by erythema, nausea, photophobia, photopsia, flushing and vomiting. Reversible elevations in triglyceride, LDL, cholesterol, AST and ALT levels and reduction in HDL and thyroxine were recorded. Most treatment-related adverse events were either mild (78%) or moderate (18%) in intensity. One serious adverse drug reaction (pseudotumor cerebri or intracranial hypertension, a known class effect of retinoids) was reported in the study and it was resolved. The incidence of treatment-related adverse events did not increase with successive treatment courses.

About the Retreatment Trial

This multicenter, open-label Phase 1b retreatment trial was an extension study in which 27 LCA or RP subjects with RPE65 or LRAT mutations who had been treated with a single course of QLT091001 in the Company’s previously completed Phase 1b study, received up to three 7-day courses of QLT091001 to assess visual outcomes and safety following retreatment. Subjects received treatment with QLT091001 at doses of 10, 40 or 60 mg/m2, with the majority of subjects receiving 40 mg/m2. Visual fields were assessed using Goldmann visual field (GVF) and visual acuity was assessed using best-corrected visual acuity (BCVA) at baseline and days 7, 14, 30 and 60 after each treatment course, then bimonthly until the next treatment course. Safety assessments included complete ophthalmic and physical examinations, electroretinograms (ERGs), optical coherence tomography (OCT) retinal architecture, electrocardiograms, laboratory testing and reported adverse events.

Duration of GVF response was calculated as the time difference between the first and last time points at which the response criteria were met for the responding eye. Duration of response was determined for the overall study period, and not for individual treatment courses. There could be 1 intervening visit at which the subject fell below the response criteria without affecting the duration of response.

After the first treatment course in this retreatment study (RET IRD 02), the timing of subsequent courses of retreatment with QLT091001 was initially determined based on prespecified GVF response criteria or was at Investigator discretion. The clinical trial protocol was later amended to allow retreatment to occur as early as 30 days but no later than 60 days after a previous treatment course to maintain dosing within a fixed time interval. For these reasons, the time between each treatment course in this trial varied between subjects and also varied between courses for each subject. The duration of follow-up after each course ranged from 30 days to 12 months for Course 1, 30 days to 8 months for Course 2, and was 6 months for Course 3. There was also a wide range in time (7-32 months) per subject that elapsed between the single course treatment in the previously completed Phase 1b trial and treatment in this trial.

Thirteen LCA and 14 RP subjects aged 7 to 57 years with mutations in RPE65 (N=15) or LRAT (N=12) were enrolled in the study. The mean age for the LCA subjects was 20 years versus 29 years for the RP subjects. All 27 subjects received the first course of treatment, 23 subjects received a second course, and 21 subjects received a third course.

About Leber Congenital Amaurosis (LCA)

LCA is an inherited degenerative retinal disease characterized by abnormalities such as roving eye movements and sensitivity to light, and manifesting in severe vision loss from birth. Both rod and cone photoreceptors are affected in LCA. Eye examinations of infants with LCA often reveal normal appearing retinas. However, a low level of retinal activity, measured by electroretinography, indicates very little visual function. According to current epidemiological estimates, LCA affects approximately one in 81,000 newborns worldwide, of which approximately 10% carry the inherited deficiencies of either RPE65 or LRAT.

About Retinitis Pigmentosa (RP) Due to RPE65 and LRAT Mutations

RP is a set of hereditary retinal diseases demonstrating clinical features similar to LCA. RP is also characterized by degeneration of rod and cone photoreceptors, but it presents with a more variable loss of vision in late childhood to adulthood. Deficits in dark adaptation and peripheral vision are particular hallmarks of RP. RP is currently estimated to affect at least 300,000 individuals worldwide, of which approximately 20% to 30% are autosomal recessive (arRP). It is currently estimated that less than 3% of autosomal recessive RP patients carry the inherited deficiencies of either RPE65 or LRAT.

About Synthetic Retinoid Drugs

Genetic diseases in the eye such as Leber Congenital Amaurosis (LCA) and Retinitis Pigmentosa (RP) arise from gene mutations of enzymes or proteins required in the biochemistry of vision. QLT091001 is a replacement for 11-cis-retinal, which is an essential component of the retinoid-rhodopsin cycle and visual function, and is under investigation for the treatment of LCA and RP. QLT091001 has received orphan drug designations for the treatment of LCA (due to inherited mutations in LRAT or RPE65 genes) and RP (all mutations) by the FDA, and for the treatment of LCA and RP (all mutations) by the EMA. The drug has also been granted two Fast Track designations by the FDA for the treatment of LCA and RP due to inherited mutations in the LRAT and RPE65 genes. The FDA has also formally acknowledged that the orphan drug designations granted by the FDA on QLT091001 also cover QLT091001 for the treatment of Inherited Retinal Disease caused by LRAT or RPE65 mutations, including severe early childhood onset retinal dystrophy, which disease/condition we believe subsumes both LCA and RP. The clinical characteristics and progression of disease in LCA and RP overlap as do some of their genetic causes. At least 7 of the known LCA disease genes, including LRAT and RPE65, have also been linked to the clinical appearance of RP. Despite disease heterogeneity and terminology, there is an overlap in the genetic mechanisms underlying some forms of LCA and RP such as those caused by LRAT and RPE65 mutations where 11-cis-retinal production is either severely or completely compromised. RP is the most common inherited retinal disease, and is generally the diagnosis given to patients who begin to lose vision after the first decade of life, whereas the diagnosis of LCA is given to patients who have vision loss soon after birth. There is no universally accepted diagnostic term for patients with characteristics in between; clinicians have considered such cases as being either LCA or severe RP.

About QLT

QLT is a biotechnology company dedicated to the development and commercialization of innovative ocular products that address the unmet medical needs of patients and clinicians worldwide. We are focused on developing our synthetic retinoid program for the treatment of certain inherited retinal diseases.

QLT’s head office is based in Vancouver, Canada and the Company is publicly traded on NASDAQ Stock Market (symbol: QLTI) and the Toronto Stock Exchange (symbol: QLT). For more information about the Company’s products and developments, please visit our web site at www.qltinc.com.

On June 25, 2014, QLT entered into an Agreement and Plan of Merger (the “Merger Agreement”) among QLT, Auxilium Pharmaceuticals, Inc., a Delaware corporation (“Auxilium”), QLT Holding Corp., a Delaware corporation and a wholly owned subsidiary of QLT (“HoldCo”), and QLT Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of HoldCo (“AcquireCo”). The Merger Agreement provides for a business combination whereby AcquireCo will be merged with and into Auxilium (the “Merger”). As a result of the Merger, the separate corporate existence of AcquireCo will cease, Auxilium will continue as the surviving corporation and Auxilium stockholders will receive QLT common shares representing approximately 76% of all common shares of QLT outstanding after the Merger, and QLT will change its name to Auxilium International Corp. On the date of the closing of the Merger, Auxilium will become an indirect wholly owned subsidiary of QLT (the “Combined Company”).

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

In connection with the proposed Merger, QLT has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement/circular of Auxilium and QLT and also constitutes a prospectus of QLT. Auxilium and QLT plan to mail the joint proxy statement/circular to their respective stockholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/CIRCULAR WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/circular, as well as other filings containing information about Auxilium and QLT, free of charge, at the website maintained by the SEC at www.sec.gov and, in QLT’s case, also on the System for Electronic Document Analysis Retrieval (“SEDAR”) website maintained by the Canadian Securities Administrators (“CSA”) at www.sedar.com. QLT stockholders may also obtain these documents, free of charge, from QLT’s website at www.qltinc.com under the heading “Investors” and then under the heading “Proxy Circulars” or upon request directly to QLT to the attention of “QLT Investor Relations,” 887 Great Northern Way, Suite 250, Vancouver, British Columbia, Canada, V5T 4T5. Auxilium stockholders may also obtain these documents, free of charge, from Auxilium’s website (www.Auxilium.com) under the heading “Investors—SEC Filings” or by directing a request to made to Auxilium’s Secretary at Auxilium Pharmaceuticals, Inc., 640 Lee Road, Chesterbrook, PA 19087.

Participants in the Solicitation

The respective directors and executive officers of QLT and Auxilium and other persons may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the joint proxy statement/circular. Information regarding QLT directors and executive officers is available in its Annual Report on Form 10-K/A filed with the SEC and CSA by QLT on April 30, 2014, and information regarding Auxilium’s directors and executive officers is available in its definitive proxy statement filed with the SEC by Auxilium on April 10, 2014. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/circular and other relevant materials to be filed with the SEC and the CSA when they become available.

QLT Inc. Contacts:

Investor & Media Relations

Andrea Rabney or David Pitts

Argot Partners

212-600-1902

andrea@argotpartners.com

david@argotpartners.com

Certain statements in this press release constitute “forward-looking statements” of QLT within the meaning of the Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements include, but are not limited to: our statements concerning the potential efficacy, safety and market potential for QLT091001; statements relating to the expected timing of the completion of the Merger, the expected benefits of the proposed Merger, whether the combined company’s profitability will significantly increase and the competitive ability and position of the combined company; and statements which contain language such as: “assuming,” “prospects,” “goal,” “future” “projects,” “potential,” “could,” “believes,” “expects”; “hopes” and “outlook.” Forward-looking statements are predictions only which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following risks, uncertainties and other factors: the effect that QLT’s announcements and actions will have on the market price of our securities; the failure to receive, on a timely basis or otherwise, the required approvals by Auxilium and QLT stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the Merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed Merger cannot be fully realized or may take longer to realize than expected; the ability of Auxilium and QLT to obtain consents of lenders or to obtain refinancing in connection with the transaction, and, if the transaction is consummated, the adequacy of the capital resources of the Combined Company; the possibility that costs or difficulties related to the integration of Auxilium and QLT operations will be greater than expected; the ability of the Combined Company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes, including changes in tax laws or interpretations that could increase the Combined Company’s or Auxilium’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in the Combined Company being treated as a domestic corporation for United States federal tax purposes; the risk that the credit ratings of the combined company may be different from what the companies expect; QLT’s development plans, timing and results of the clinical development of our synthetic retinoid program; the risk that our assumptions related to continued enrollment trends, efforts and success, and the associated costs of our synthetic retinoid program will prove incorrect; the risk that outcomes for our clinical trials may not be favorable or may be less favorable than interim/preliminary results disclosed and/or previous trials; the possibility that interpretations of data produced by one or more of our clinical trials will vary; the timing, expense and uncertainty associated with the regulatory approval process for products to advance through development stages; risks and uncertainties associated with the safety and effectiveness of our synthetic retinoid program; risks and uncertainties related to the scope, validity, and enforceability of our intellectual property rights and the impact of patents and other intellectual property of third parties; the Company’s future operating results, which are uncertain and likely to fluctuate; currency fluctuations; and general economic conditions and other factors described in detail in QLT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities. Forward-looking statements are based on the current expectations of QLT and QLT does not assume any obligation to update such information to reflect later events or developments except as required by law.